Exhibit 99.5

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

January 19, 2010

Item 3	News Release

The news release was disseminated on January 19, 2010 by Stockwatch, Marketnews and Marketwire.

Item 4	Summary of Material Change

The Company announced an update with respect to the Feasibility Study on its Sabodala Gold Project.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

Item 9	Date of Report

January 19, 2010

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

January 19, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OJVG UPGRADES SABODALA GOLD PROJECT FEASIBILITY STUDY

HIGHLIGHTS

  OJVG Undertaking a Higher Level Feasibility Study Than Initially Planned

  Q2 2010 Resource Update to Form Basis of Upgraded Feasibility Study

  Four Drills Assigned to Feasibility Engineering and Geotechnical Drill Program

  Three Additional Drills Being Mobilized to Continue Advanced Exploration and Resource Drilling

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to provide an update with respect to the feasibility study on its Sabodala Gold Project in eastern Sénégal, West Africa. OJVG has increased the scope and technical level for this feasibility study. This will result in it representing a significantly higher level study than the August 2009 preliminary feasibility study and will be more than simply an optimization of the previous study.

This upgraded feasibility study is on schedule for completion by the end of June 2010. The study, estimated to cost approximately $3.2 million exclusive of geotechnical drilling and environmental permitting costs, is being prepared by SRK Consulting and Ausenco Limited. The objective of the upgraded study is to permit OJVG to fast track development of the Sabodala Gold Project.

Since the completion of the August 2009 study, technical efforts have focussed on updating the resource models and optimizing the project concept. Work to be undertaken from this point onward will refine engineering designs and associated cost estimates. Aspects of the study completed or currently underway include the following:

o

Resource models for Masato, Golouma South, and Kerekounda deposits will have been updated with recent drill results by month end. The resource models for Golouma West and Kourouloulou deposits will be updated in February following receipt this month of the outstanding assay results from 2009 drilling. These five deposits will form the basis for the production schedule and project economics to be outlined in the feasibility study.

o

Detailed geotechnical investigations will be completed for Golouma West, Golouma South, and Kerekounda by month end and are in progress on the other deposits. In order to fast track OJVG’s geotechnical investigations, three core drill rigs and one reverse circulation drill rig have been reassigned from exploration drilling to undertake this very important geotechnical work. These site investigations supplement previous geotechnical surveys and address pit slope stability, underground mine stability, tailings dam and water reservoir dam designs and plant site foundations. Borrow pit areas required to provide construction earth fill are also being delineated. The entire geotechnical investigation will be completed by early March and will permit preparation of the detailed earthworks designs.

o

Three additional drills are being mobilised for OJVG’s ongoing resource delineation program. In addition to the five deposits referred to above that will form the basis for the feasibility production schedule, the study will also report resources for two other deposits; Maki Medina and Niakafiri and, time permitting, the Kobokoto and Koulouquinde prospects. Also, OJVG is working towards reporting resources for an additional two new discoveries, Golouma Northwest and Kotouniokolla, after completion of the feasibility study.

o

In house trade-off studies have been completed examining mining sequences and mill throughput rates and these have been used to provide direction on the feasibility production scheduling. The Masato-style bulk tonnage deposits (Masato, Niakafiri and Maki Medina) will be developed via open pit mining only, while the Golouma-style high grade deposits (Golouma South, Golouma West, Kerekounda, Kourouloulou) may entail both open pit and underground mining aspects. For these latter deposits, the economic transition points between open pit mining and underground mining are currently being examined on an individual basis to optimize the mine designs and enable the recovery of additional ore at depth below the pits.

o

The metallurgical testing database has been supplemented with additional test work for all the deposits, including column leach tests on Masato oxide ore. Grind size optimization tests have also been undertaken and confirm that process recoveries in the range of 90 to 96% are realistic.

o

The mill flowsheet redesign has been completed based on the metallurgical test work. The process flowsheet has been simplified and optimized from that presented in the August 2009 study to reduce capital and operating costs yet maintain performance. The gravity circuit is no longer required as the CIL-only process recoveries are very encouraging. In addition, it is now recognized that the milling of near surface soft ore will allow an increased mill throughput compared to that when milling hard ore. The nominal mill capacity will be in the range of 4400 tonnes per day but can be increased to about 7000 tonnes per day when processing soft ore. This would increase gold production revenue in the early years of the project when the soft ore is encountered.

o

Other engineering related activities currently nearing completion include issuing the pricing quotation requests for major equipment and updating the feasibility level mining and milling operating costs.

o

Environmental baseline studies are progressing in the disciplines of hydrology, archaeology, vegetation, and sustainable development planning. These studies form part of the Environmental Impact and Social Assessment that will be completed during 2010.

Ken Kuchling, P.Eng., a “qualified person” for the purposes of National Instrument 43-101, has verified the information disclosed in this news release.

Oromin is pleased with the progress made during the last few months and looks forward to completion of the feasibility study in June.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.